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                            August 30, 2022

       Kia Jing Tan
       Chief Financial Officer
       Ambow Education Holding Ltd.
       12th Floor, Tower 1, Financial Street,
       Chang   an Center,
       Shijingshan District, Beijing 100043
       People   s Republic of China

                                                        Re: Ambow Education
Holding Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-3
                                                            Filed August 12,
2022
                                                            File No. 333-264878

       Dear Mr. Tan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2022 letter.

       Amendment No. 2 to Registration Statement on Form F-3 filed August 12,
2022

       Cover page

   1. We note your response to comment 2 and reissue in part. Your disclosure states that none of your PRC WFOEs and
other subsidiaries have made any dividends or other
                                                        distributions to you,
however, the comment is intended to address whether any transfers, dividends, or
distributions have been made to date between the holding company, its subsidiaries, and
consolidated VIEs, or to investors. As one example only, state whether or not the consolidated
VIEs have made any payments to the PRC WFOEs. Please clarify and quantify the
amounts where applicable, and make consistent revisions throughout
 Kia Jing Tan
Ambow Education Holding Ltd.
August 30, 2022
Page 2
         your prospectus. Please also amend the Risk Factors section to state that, to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.
2. When discussing the Holding Foreign Companies Accountable Act, please update your disclosure throughout your prospectus to discuss the fact that on August 26, 2022, the
         Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the
         People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland
         China and Hong Kong.
Prospectus Summary
Permissions Required from the PRC Authorities for Our Operations and Listing, page 5

3. We note your response to comment 5 and reissue in part. We note that your revised disclosure under this section continues to address permissions and approvals related to "the consolidated VIEs and their subsidiaries" and the VIE arrangements but does not clearly address permissions or approvals that you and all of your subsidiaries are required to obtain. In this regard, we note the reference to the risk factor on page 17, stating that
            [t]o date, we, the consolidated VIEs and their subsidiaries have not received any
         disapprovals or denials from any PRC regulatory authorities regarding the VIE
         arrangements between your WFOEs and the VIEs    and that    [i]f we,
the consolidated
         VIEs and their subsidiaries inadvertently conclude that any permissions or approvals are not required, we, the consolidated VIEs and their subsidiaries may need to adjust the business operations, which may materially and adversely affect the business and results of
         operation.    We also note disclosure on page 22 that you and the
consolidated VIEs
         are currently not required to obtain approval from Chinese authorities for listing on U.S exchanges, nor the execution of a series of VIE Agreements. Please revise your prospectus summary, as you do in the risk factor sections, to address those permissions and approvals that are applicable to you and all of your subsidiaries.
4. Where you discuss the CSRC and CAC permissions and approvals, revise your disclosure to explain whether you believe that you are required to obtain permission from these regulatory bodies in order to continue to offer your securities or operate your business.
       Currently your disclosure seems to suggest that you believe you are not required to seek any such permissions or approvals because you have not "received any filing or compliance requirements from the CSRC" nor have you "received any notice from any
FirstName LastNameKia Jing Tan
       authorities identifying [you and your subsidiaries] as a critical information infrastructure
Comapany    NameAmbow
       operators."   Make Education   Holding Ltd.
                           consistent revisions in each place where you discuss
these permissions
Augustand
        30, approvals.
            2022 Page 2
FirstName LastName
 Kia Jing Tan
FirstName  LastNameKia Jing Tan
Ambow Education   Holding Ltd.
Comapany
August  30, NameAmbow
            2022        Education Holding Ltd.
August
Page 3 30, 2022 Page 3
FirstName LastName
Summary of Risks, page 12

5. We note your response to comment 4. Please revise your cross-references to provide risk factor headings and page numbers to each reference of the more robust risk factor discussion that appears in this prospectus and your annual report. Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at
202-551-3264 with
any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:      Tahra Wright, Esq.